Exhibit 99.1
Subject: Breaking News about Emageon Acquisition
Importance: High
Attachment: Employee Q and A
Hi team,
We all know that it has been a long and difficult journey over the last several months. I’m getting in touch with you today to announce some exciting news. You may have already seen our press release regarding our entry into a definitive merger agreement with AMICAS. I wanted to take a moment and share some highlights regarding this announcement.
AMICAS is a leader in radiology and medical image and information management solutions. The AMICAS family of solutions includes radiology information systems, radiology PACS, document management, and revenue cycle management solutions. AMICAS has an impressive presence in the market for radiology practices, imaging centers, teleradiology businesses, multi-specialty groups, billing services, and hospitals.
AMICAS is an organization with a mission and goals that are very similar to Emageon’s. While we have approached the market with different strategies, we believe that our strategies and our businesses are highly complementary.
We believe that by bringing the two businesses together AMICAS and Emageon can create an independent leader in image and information management with over 1,000 customers. As one organization, we’ll bring together an impressive group of employees, customers, and solutions in image and information management — including radiology PACS, radiology information systems, cardiology PACS, cardiovascular information systems, referring physician tools, business intelligence tools, enterprise content management systems, and revenue cycle management systems.
I’m excited about all of the new opportunities that will come our way as a result of this planned combination. Even greater opportunities for growth, innovation, and customer success are just around the corner for the combined company going forward.
I’m looking forward to sharing more with you in the coming weeks. In the meantime, we’ve done our best to anticipate some of your questions regarding this acquisition. Attached you’ll find answers to some questions that might be on your mind.
Best,
Important Additional Information:
Neither this email nor the attached list of questions is an offer to purchase or a solicitation of an offer to sell shares of Emageon. The tender offer for shares of Emageon’s stock described in this email has not yet been commenced.
At the time the tender offer is commenced, a subsidiary of AMICAS intends to file with the SEC and mail to Emageon’s stockholders a Tender Offer Statement on Schedule TO and related exhibits, including the offer to purchase, letter of transmittal and other related documents, and Emageon intends to file with the SEC and mail to its stockholders a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 in connection with the transaction.

These documents will contain important information about AMICAS, Emageon, the transaction and other related matters. Investors and security holders are urged to read each of these documents carefully when they are available.
Investors and security holders will be able to obtain free copies of the Tender Offer Statement, the Tender Offer Solicitation/Recommendation Statement and other documents filed with the SEC by AMICAS and Emageon through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of these documents by contacting the Investor Relations departments of AMICAS or Emageon.